SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXHANGE ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to _________

Commission File No. 1-9787

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

FLOWERS FOODS, INC.
1919 FLOWERS CIRCLE
THOMASVILLE, GEORGIA 31757

REQUIRED INFORMATION

Financial Statements and Exhibits

(A) The following financial statements and schedules are filed as part of this annual report:

(1) Statement of Net Assets Available for Benefits for the year ended December 31, 2001 and year ended December 31, 2000.

(2) Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001 and year ended December 31, 2000.

(B) The following exhibit is filed as part of this annual report:

Exhibit A – Consent of Independent Auditors

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Pension and Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k)
RETIREMENT SAVINGS PLAN

Date 6/27/02

By [signature]
Thomas B. Jones, Jr.
Treasurer/Plan Administrator

Flowers Foods, Inc. 401(k) Retirement Savings Plan

Exhibits to Form 11-K

FLOWERS FOODS, INC.
401(k) RETIREMENT
SAVINGS PLAN

Financial Statements and
Supplemental Schedule
December 31, 2001 and 2000

FLOWERS FOODS, INC.
401(k) RETIREMENT SAVINGS PLAN
Table of Contents to Financial Statements and Supplemental Schedule

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator
of the Flowers Foods, Inc.
401(k) Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Flowers Foods, Inc. 401(k) Retirement Savings Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 27, 2002

FLOWERS FOODS, INC.
401(k) RETIREMENT SAVINGS PLAN
Statement of Net Assets Available For Benefits
As of December 31, 2001 and 2000

	2001	2000
Investments at market value	$ 48,148,923	$ 43,156,383
Participant loans receivable	1,120,248	697,838
Receivable for investment sold	68,834	-
Receivables:		
Employer's contributions	73,129	61,159
Participants' contributions	74,772	131,373
Participants' loan repayments	26,561	29,790
Cash	54,989	39,621
Payable for investments purchased	(95,219)	-
Total assets available for plan benefits	$ 49,472,237	$ 44,116,164

The accompanying notes are an integral part of these financial statements.

FLOWERS FOODS, INC.
401(k) RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available For Benefits
For the Years Ended December 31, 2001 and 2000

	2001	2000
Additions to assets attributed to:		
Investment income:		
Interest	$ 23,706	$ 25,382
Dividends	1,264,895	5,033,416
Net depreciation in fair value of investments	(855,006)	(5,734,767)
Realized gain on sales	640,453	708,138
	1,074,048	32,169
Contributions:		
Employer	2,845,007	1,416,936
Participants	4,741,471	4,421,947
Rollovers	174,942	54,717
Transfer of acquired plan's assets (Note 8)	-	2,233,383
Total additions	8,835,468	8,159,152
Deductions for net assets attributed to:		
Participant benefits	(3,711,810)	(4,164,136)
Net participant loan (principal) repayments	232,414	(277,752)
Total deductions	(3,479,396)	(4,441,888)
Net increase	5,356,072	3,717,264
Net assets at beginning of period	44,116,165	40,398,900
Net assets at end of year	$ 49,472,237	$ 44,116,164

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Effective April 1, 1995, Flowers Industries, Inc. and subsidiaries established the Plan. The Plan is a defined contribution plan covering all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

On March 26, 2001, the Flowers Industries, Inc. ("FII") shareholders approved a transaction that resulted in the spin-off of the Company and the merger of FII with a wholly-owned subsidiary of the Kellogg Company ("Kellogg"). In the transaction, FII transferred the stock of its two wholly-owned subsidiaries, Flowers Bakeries, Inc. ("Flowers Bakeries") and Mrs. Smith's Bakeries, Inc. ("Mrs. Smith's Bakeries"), and all other assets and liabilities directly held by FII (except for its majority interest in Keebler Foods Company ("Keebler") and certain debt, other liabilities and transaction costs) to the Company. The Company distributed all of its outstanding shares of common stock to existing shareholders such that the Company's shareholders received one share of the Company's stock for every five shares of FII's stock they owned. Additionally, each shareholder received $12.50 for every share of FII's stock they owned. On March 26, 2001, the Plan owned 219,006 of common stock, which was replaced by approximately 43,801 shares of the Company's common stock. FII, which consisted solely of its majority interest in Keebler and the aforementioned liabilities, was simultaneously merged with a wholly-owned subsidiary of Kellogg.

On March 26, 2001, Flowers Foods, Inc. assumed the Plan and became the Plan's sponsor as a result of the transaction mentioned above. Additionally, the Plan's name changed from Flowers Industries, Inc. 401(k) Retirement Savings Plan to Flowers Foods, Inc. 401(k) Retirement Savings Plan.

Eligibility for participation

An employee is eligible to participate in the Plan on the first day of the calendar month following completion of twelve consecutive months of employment during which the employee completes at least 1,000 hours of service. Upon attaining eligibility status, participation in the Plan is voluntary.

Effective April 1, 2001 employees are identified as eligible or ineligible to participate in the Plan depending on the length of the employee's employment with the Company as tracked in the system by "eligibility hours". Employees are eligible to participate in the Plan starting the first pay period following a 90-day waiting period. Those employees that have already attained the requisite 90 days of continuous employment at April 1, 2001 will automatically become eligible to participate in the Plan.

Contributions

Each year, participants may elect to contribute up to 15% of their pre-tax compensation not to exceed certain limits as set forth in the Plan. Company contributions are provided at the discretion of the Company's Board of Directors.

Effective January 1, 2002, the limit on employee contributions will be increased to 100 percent of the participant's available pay, up to the IRS dollar maximum of $11,000 in 2002.

Participant accounts

Each participant's account is credited with the participant's contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on each participant's account balance.

The Plan accepts rollovers from other tax-qualified plans.

Vesting

Participants vest immediately in their contributions plus allocated earnings thereon. Generally, participants fully vest in the Company's contribution after attaining five years of service. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Effective January 1, 2002, the vesting period for the company match on elective contributions will be three years of service. This change in the vesting schedule applies only to the company match portion of the plan applicable to the participant's elective contributions.

Investment options

For the plan years presented, plan investments were administered by State Street Corporation (the "trustee"). The Plan permits participants to direct the investment of their account into the following investment options as described below:

Money Market Fund: This fund is invested in one money market fund: the Wachovia Prime Cash Management Fund.

Short-Term Bond Fund: This fund is invested in one mutual fund: the Vanguard Short-Term Corporate. This mutual fund buys short-term, high quality government and corporate bonds and other fixed income securities.

Growth and Income Equity Fund: The investments in this fund will be split equally between two mutual funds: the Dodge & Cox Stock Fund and the United Funds Income Fund. These mutual funds typically buy stocks of large, well-established, growing companies and companies that have a history of paying steady dividends.

Aggressive Growth Equity Fund: The investments in this fund will be split equally between two mutual funds: the Fidelity Blue Chip Growth Fund and the Harbor Fund Capital

Appreciation Fund. The mutual funds buy stocks of companies with the potential for exceptional growth.

The Company makes matching contributions, which are invested in the Company's common stock. Additionally, participants may direct the investment of their contributions in the Company's stock.

Participant loans
Effective January 1, 1998, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. For purposes of this Plan, Wachovia's Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through monthly payroll deductions.

Administrative expenses
Substantially all administrative expenses of the Plan are paid by the Company. Participants in the Plan do not pay administrative expenses.

Distribution of benefits
Employees are eligible to receive their vested balances in the Plan in a lump sum distribution upon termination of employment. Distributions, unless rolled over into another qualified retirement account, are taxable to the participant when paid. In the event of a participant's death, the distribution is made to the designated beneficiary.

2. Summary of Accounting Policies

Basis of accounting
The financial statements for the Plan are prepared using the accrual basis of accounting.

Investment valuation and income recognition
Investments in common stock and government securities are stated at year-end quoted market values. Cash equivalents, which consist primarily of highly liquid money market instruments, are stated at cost which approximates market value.

Purchases and sales of investments including gains or losses are recorded on the trade date. Income from interest and dividends is recorded as earned.

Contributions
Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings.

Distributions
Distributions to participants are recorded when paid.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Investments

The following table presents the Plan's investments. All of the following investments represent five percent or more of the Plan's net assets except for the Participant Loan Fund:

	December 31,	
	2001	2000
Investments at Fair Value as Determined by Quoted Market Price		
Money market fund		
Wachovia Prime Cash Management Fund, 3,203,546 and 2,493,264 shares, respectively	$ 3,222,041	$ 2,493,264
Mutual funds		
Harbor Fund Capital Appreciation Fund, 214,937 and 207,757 shares, respectively	6,282,609	7,391,986
Dodge & Cox Stock Fund, 89,511 and 80,714 shares, respectively	8,996,725	7,802,676
Vanguard Short-Term Corporate Fund, 830,754 and 606,851 shares, respectively	8,988,758	6,462,993
United Funds, Inc. Income Fund Class A, 1,207,896 and 1,083,311 shares, respectively	6,909,682	7,669,872
Fidelity Blue Chip Growth Fund, 157,844 and 152,983 shares, respectively	6,777,828	7,883,271
Notes		
Participant Loan Fund 1,120,248 and 697,838 shares, respectively	1,120,248	697,838
Flowers common stock 182,776 and 43,839 shares, respectively	6,971,280	3,452,321
	$ 49,269,171	$ 43,854,221

4. Related Party Transactions

At December 31, 2001 and 2000, the Plan holds 182,776 and 43,839 shares of Flowers common stock with a market value of $6,971,280 and $3,452,321, respectively.

5. Plan Termination

Although the Company intends for the Plan to continue indefinitely, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Should the Plan be terminated, participant accounts as of the date of termination shall immediately become nonforfeitable and fully vested.

6. Benefit Obligations and Forfeitures

Benefit obligations for persons whose employment with the Company has terminated were $863,359 and $432,747 at December 31, 2001 and 2000, respectively.

Company contributions forfeited by persons whose employment with the Company terminated prior to vesting are $218,826 and $213,382 at December 31, 2001 and 2000, respectively. Forfeited contributions are used to reduce future Company contributions.

7. Income Tax Status

The Internal Revenue Service has issued a determination letter dated January 24, 2002, which indicates that the Plan is entitled to an exemption under Section 401(a) of the Internal Revenue Code as it meets the requirements of Section 401 of the Internal Revenue Code. The trust related to the Plan is exempt from taxation under Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

8. Transfer of Acquired Plan's Assets

The Company purchased Home Baking Company, Inc. located in Birmingham, Alabama, during 1999. The Home Baking Company, Inc. Profit Sharing Plan and Trust was merged into the Plan. Plan assets of approximately $2.2 million were transferred to the Trustee on March 23, 2000.

FLOWERS FOODS, INC.
401(k) RETIREMENT SAVINGS PLAN
Schedule H, line 4i - Schedule of Assets Held For Investment Purposes
December 31, 2001 — Schedule I

Identity of Issue	Description of Investment	Shares	Current Value
Wachovia Prime Cash Management Fund	Cash equivalent	3,222,041	$ 3,222,041
Vanguard Short-Term Corporate Fund	Mutual fund	830,754	8,988,758
Harbor Fund Capital Appreciation Fund	Mutual fund	214,937	6,282,609
United Funds, Inc. Income Fund Class A	Mutual fund	1,207,986	6,909,682
Fidelity Blue Chip Growth Fund	Mutual fund	157,844	6,777,828
Dodge & Cox Stock Fund	Mutual fund	89,511	8,996,725
Participant Loan Fund	Notes; maturities range from 1-5 years (up to 15 years for a home loan) with interest rates between 9.75% and 10.50%	1,120,248	1,120,248
Flowers Foods, Inc.*	Common stock	182,776	6,971,280
			$ 49,269,171

* Denotes an allowable party in interest to the Plan.

Note: This schedule was prepared from data certified by the trustee.